

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 7, 2017

<u>Via Email</u>
Michael Tyler
General Counsel
Jacobs Engineering Group Inc.
1999 Bryan Street, Suite 1200
Dallas, TX 75201

> **Re: Jacobs Engineering Group Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 24, 2017**
> **File No. 333-220524**

Dear Mr. Tyler:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 17, 2017 letter.

General

1. Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X.

2. We note disclosure that CH2M's Chief Executive Officer, General Counsel, and Chief Financial Officer are anticipated to discontinue employment with Jacobs after consummation of the Merger and that the Merger will constitute a change of control under the Change of Control Agreements. Please indicate in your Questions and Answers section beginning on page 1, in the Interests of CH2M's Directors and Officers in the Merger sections beginning on pages 18 and 181 and in the Change of Control

Agreements section beginning on page 183, whether you anticipate the Merger will result in a qualifying termination of employment for CH2M's named executive officers.

Unaudited Pro Forma Condensed Combined Financial Information, page 58

1. Description of the Merger, page 63

3. We note your response to comments 4 and 5. You have provided additional explanation of the components of your Golden Parachute Proposal that will or may become payable. Please further expand your pro forma disclosures to specifically disclose how you considered the different components of the proposal and the specific impact on your pro forma financial information.

The Merger, page 138

Background of the Merger, page 145

4. We note your response to comment 16 and your revised disclosure that if CH2M fails to consummate a transaction that provides certain liquidity to stockholders by June 24, 2020, Apollo would be entitled to enhanced quarterly dividends. Please also disclose that upon the failure to provide certain liquidity opportunities, Apollo may cause CH2M to initiate a sale process intended to result in the sale of the company, or advise.

5. Please provide disclosure of the circumstances leading to CH2M's board's formation of the capital structure transformation committee on February 11, 2016.

6. We note your response to comment 19, and we reissue the comment. Please disclose the material terms of the June 15, 2017 draft merger agreement and describe throughout the Background of the Merger section how issues were resolved and any material concessions the parties made toward a final agreement. For instance, please describe negotiations of the termination fee of $85,444,783.80, the severance payments to be paid to executive officers upon a qualifying termination and the corporate governance structure of the combined company, such as the addition of one of CH2M's present directors to Jacob's board of directors. These are only examples.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Jeanne Baker, Staff Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Christopher Ewan, Esq.
        Tad Freese, Esq.
        Amber Meek, Esq.